

November 3, 2014

Via E-mail
Russell W. Bendel
Chief Executive Officer
The Habit Restaurants, Inc.
17320 Red Hill Avenue, Suite 140
Irvine, CA 92614

> **Re:** **The Habit Restaurants, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 27, 2014**
> **File No. 333-199394**

Dear Mr. Bendel:

We have reviewed your responses to the comments in our letter dated October 16, 2014 and have the following additional comments.

General

1. Please revise to include the dealer prospectus delivery obligation on the outside back cover page of the prospectus. Refer to Item 502(b) of Regulation S-K.

The Use of Proceeds, page 57

2. We note you intend to use a portion of the proceeds for the repayment of a bridge loan. Please revise to disclose the interest rate and maturity of the bridge loan. See Instruction 4 to the Instructions to Item 504 of Regulation S-K.

Management, page 116

3. Please revise the description of Mr. Allen's business experience to describe his business experience during the past five years. Refer to Item 401(e)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Kim at (202) 551-3291 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Carl P. Marcellino, Esq.